Exhibit 1
PURCHASE AGREEMENT
     This Purchase Agreement dated as of December 22, 2005 (this “Agreement”) is entered into by and between
     TQ3 Travel Solutions Management Holding GmbH, a German limited liability company, having its registered offices at Gustav-Deetjen-Allee 2 – 6, 28215 Bremen (“Seller”), and
     Preussag Finanz- und Beteiligungs-GmbH, a German limited liability company, having its registered offices at Karl-Wiechert-Allee 4, 30625 Hannover (“Buyer”).
     WHEREAS, Seller currently owns 1,707,100 shares (the “Shares”) of common stock, par value $.001 per share, of Navigant International, Inc., a Delaware corporation, having its registered offices at 84 Inverness Circle East, Englewood, Colorado; and
     WHEREAS, Seller and Buyer are both wholly owned subsidiaries of TUI AG, Hannover/Berlin (“TUI AG”);
     WHEREAS, Seller desires to sell and Buyer desires to purchase the Shares in accordance with the terms and conditions hereof.
     NOW THEREFORE, Seller and Buyer hereby agree as follows:
     1. Seller hereby sells and transfers to Buyer and Buyer hereby accepts the full and unencumbered ownership of the Shares with all rights attached thereto for an aggregate purchase price of €15,210,261.00 (the “Purchase Price”).
     2. Buyer shall pay the Purchase Price within 2 business days following the execution of this Agreement to Seller’s intercompany account held with TUI AG.
     3. Upon payment of the Purchase Price, Seller and Buyer shall jointly instruct Citigroup Global Markets Inc., New York (“Citi”), DTC Number: 0418, about the sale and transfer of the Shares. In particular, Citi shall be instructed to transfer the Shares from the securities account No. 748-2005-001 held by Seller with Citi to a new security account to be opened by Buyer with Citi, the details of which Buyer will provide Seller with in due course.
     4. Seller represents and warrants to Buyer that Seller is, and as a result of the transaction contemplated hereby Buyer will be, the sole owner of the Shares free and clear of all liens and encumbrances.
     5. Seller and Buyer will arrange for all necessary filings with the SEC relating to this transaction contemplated under this Agreement.
     6. All expenses, costs, fees and charges in connection with the transactions contemplated under this Agreement shall be borne by Buyer.

     7. This Agreement shall be construed in accordance with and governed by the laws of Germany, without regard to principles of conflicts of laws.
     8. Place of jurisdiction shall be Hannover, Germany.
     9. In the event that one or more provisions of this Agreement shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such case, the parties hereto agree to recognize and give effect to such valid and enforceable provision or provisions, which correspond as closely as possible with the commercial intent of the parties. The same shall apply in the event that the Agreement contains any gaps (“Vertragslücken”).

TQ3 Travel Solutions Management Holding GmbH	Preussag Finanz- und Beteiligungs-GmbH

By: /s/ Stephan Baars Name: Stephan Baars Title: Chief Financial Officer	By: /s/ Dieter Brettschneider Name: Dieter Brettschneider Title: Managing Director

By: /s/ Jens Peters Name: Jens Peters Title: General Counsel	By: /s/ Dieter Kulow Name: Dieter Kulow Title: Managing Director